Exhibit 99.10

CONSENT OF SNC-LAVALIN INC.

The undersigned hereby consents to reference to the undersigned in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended February 29, 2012 incorporated into the Registration Statement on Form F-10 (File No. 333-173669) of the Company dated May 4, 2011 (the “Form F-10”), in connection with information relating to the “Pre-Feasibility Study – Rare Earths Separation Plant” dated March 2012.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

SNC-Lavalin Inc.

/s/ Ian Pritchard
By: Ian Pritchard
Title: SVP, Global Mining & Metallurgy

Date: April 13, 2012